Exhibit (a)(1)(G)

EMAIL COMMUNICATION TO EMPLOYEES OF

DAVITA INC. AND ITS SUBSIDIARIES

DAVITA INC. TENDER OFFER

August 17, 2020

Earlier today, DaVita Inc. (“DaVita”) announced a tender offer to purchase for cash shares of its common stock, par value $0.001 per share (“shares”), for an aggregate purchase price of up to $1.0 billion at a price per share of not less than $77.00 and not more than $88.00. If you own shares, you are eligible to sell your shares back to DaVita through a process that will take place between August 17, 2020 and September 14, 2020, unless the tender offer is extended or otherwise terminated.

For more details, click here to read the press release.

Description of the Tender Offer

DaVita is making this tender offer for its shares at a price calculated as described in the tender offer materials, which is a price that is not less than $77.00 and not more than $88.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the tender offer.

Eligibility

As an employee of DaVita, you may participate in the tender offer if, among other things:

•	You hold shares (whether you hold shares through a broker or by holding a certificate); or

•

You hold vested stock-settled stock appreciation rights (“SSARs”) and you exercise your vested SSARs to purchase shares and tender such shares in the tender offer on or prior to the date the tender offer expires.

You will need to make your own determination as to whether to participate in the tender offer. Although DaVita’s Board of Directors approved making the tender offer, neither DaVita nor its Board of Directors is making any recommendation as to whether holders should participate or as to the purchase price or purchase prices at which holders may choose to tender their shares if they decide to participate. In addition, DaVita is not rendering any tax advice in connection with the tender offer. You should carefully review the tender offer materials and are urged to discuss your decisions with your tax advisor, financial advisor and/or broker.

Information about the tender offer, including the procedures you must follow to participate, is available as described below.

SHAREHOLDERS

If you hold shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, you may wish to contact your broker to make sure you get a copy of the tender offer materials and any other forms your broker may require you to complete. If you hold share certificates registered in your own name, DaVita’s transfer agent, Computershare Trust Company, N.A., will be sending you the tender offer materials. In either case, you may request copies of the tender offer materials from Georgeson LLC, the information agent for the tender offer, by calling (888) 206-5896.

STOCK-SETTLED STOCK APPRECIATION RIGHTS

If you hold vested SSARs, you may participate in the tender offer by first exercising your vested SSARs and then tendering your shares.

If you wish to exercise all or a portion of your vested SSARs in order to tender the underlying shares in the tender offer, we suggest that you exercise your vested SSARs at least five business days prior to the date the tender offer expires (which, unless the tender offer is extended, will require you to exercise such SSARs no later than 5:00 p.m., New York City time, on September 4, 2020) in order to provide you with sufficient time to validly tender any such shares in the tender offer.

For information about your SSARs, contact [_____] at [_____] or [_____].

Once you have exercised your SSARs, you may elect to participate in the tender offer by following the instructions set forth in the SSAR holder letter or contacting Georgeson LLC at (888) 206-5896. PLEASE BE AWARE THAT EXERCISES OF SSARS CANNOT, ONCE EXERCISED, BE REVOKED EVEN IF SOME OR ALL OF THE SHARES RECEIVED UPON THE EXERCISE THEREOF AND TENDERED IN THE TENDER OFFER ARE NOT PURCHASED PURSUANT TO THE TENDER OFFER FOR ANY REASON.

If this notice has been delivered to you by electronic means, you have the right to receive a paper version of this notice, and may request a paper version of this notice at no charge by responding to this email and making the request to [_____] at [_____].